

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 27, 2008

Mr. Jay Rembolt
Chief Financial Officer
WD-40 Company
1061 Cudahy Place
San Diego, CA 92110

> **RE:** **Form 10-K for the fiscal year ended August 31, 2007**
> **Forms 10-Q for the periods ended November 30, 2007 and February 29, 2008**
> **Form DEF 14A filed on November 8, 2007**
> **File No. 0-6936**

Dear Mr. Rembolt:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Jessica Kane, Staff Attorney, at (202) 551-3235 or, in her absence, Brigitte Lippmann, Staff Attorney, at (202) 551-3713. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief